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                                                               Exhibit (a)(1)(Q)

NTT COMMUNICATIONS TENDER OFFER FOR VERIO SUCCEEDS


Tokyo and Englewood CO, August 31, 2000 - NTT Communications Corporation and Verio Inc. (NASDAQ: VRIO) announced today that NTT Communications has successfully completed its tender offer for all outstanding shares of common stock, par value $.001 per share, all outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, and certain warrants to purchase shares of common stock of Verio. The offer expired at 12:00 midnight, New York City time, on August 30, 2000.

NTT Communications has accepted for purchase 70,170,992 shares of Verio common stock, 6,935,450 shares of Verio preferred stock, and warrants to purchase 1,306,228 shares of Verio common stock tendered pursuant to the offer. The total value of the transaction is approximately $5.5 billion.

The acquisition of Verio by NTT Communications will create a strong new international competitor, ranking among the top IP services providers globally. Together, NTT Communications and Verio will immediately provide customers of all sizes in the U.S., Japan, and throughout Asia with a complete range of Internet-based business services - from high-quality IP network services including global connectivity, network management and IP-VPN, to advanced Web-based business solutions, including Web-hosting and e-commerce platforms.

"We are very pleased that our offer for Verio has been successful. Whether measured by its scale of operations, its capital resources, or its depth of services, the combined NTT Communications and Verio entity will be one of the strongest global Internet service providers," said Masanobu Suzuki, President and Chief Executive Officer of NTT Communications. "I believe the combination of Verio and NTT Communications will have a positive impact not only on our customers worldwide, but on our financial foundation as well," he said.

"Use of the Internet for business is becoming ubiquitous. As competition increases across virtually every business sector, companies have a growing need to outsource the management of technology, allowing them to focus on providing products and services to their customers. We have the ability to meet the needs of customers ranging from the
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largest multinational corporations to the newest Web-centric start-ups, and we have the depth of resources and locations to scale with their needs," he said. "Increasingly, our customers want to realize a variety of applications such as - integrating voice and data over the IP network, outsourcing burdensome server-related operations necessary for conducting B2C e-commerce, and creating mirror servers in locations throughout Asia to handle delivery of popular U.S. streaming content. Our combined company will be able to deliver all of these services, and more," said Suzuki.

"We will be an unmatched provider for companies operating within and between the U.S. and Japan, the world's two largest economies, and throughout the Pan Pacific region. We will continue to move towards a truly global offering of that same caliber, with a scheduled addition of an IP backbone in Europe in October 2000," said Mr. Suzuki. "This new addition, combined with our IP backbones in the U.S. and Japan, will provide our customers throughout Asia, North America and Europe with access to each other's markets and to a one-stop shop for all of their IP services and Web-based business solutions," Suzuki added.

Commitment to Scope, Innovation, and Customer Service

"Together, we will be focused on defining and delivering a new standard for world-class customer service as measured by reliability, flexibility, and responsiveness. We have a diverse employee base with extensive industry knowledge and experience. We have the ability to make additional capital investments to maintain our competitive position ahead of less-well-capitalized competitors. And, we can provide customers with new and better services and can meet our commitment to operational excellence through a reliable network, outstanding products and ongoing process improvements," Mr. Suzuki said. "Both of our organizations have been recognized for customer service excellence and we are committed to continuing at that level of performance."

"We are pleased that our shareholders overwhelmingly agreed that NTT Communications' offer was an excellent value," said Justin L. Jaschke, Founder, President, Chief Executive Officer and Director of Verio. "This transaction brings together two of the world's top Internet companies to form an even stronger global IP competitor. Since NTT Communications' original investment in Verio in 1998, our companies have established a mutually successful strategic relationship. Now,
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in combination with NTT Communications, we will bring an exciting future to our customers, employees and sales channel partners," Mr. Jaschke said.

NTT Communications expects its combination with Verio to generate several specific benefits to customers, shareholders, and the new Internet economy generally:

     . By connecting NTT Communication's IP backbone in Asia to Verio's IP backbone in the U.S., we will provide a seamless, end-to-end IP network solution, including broadband access

     . This global Tier 1 IP network enables us to provide a number of high value-added network services, including global connectivity, network management, and IP-VPN.

     . With the 105 data centers that we will have in place by the end of 2000, we will be able to provide total outsourcing of Web hosting, co-location, and other services

     . The combination will also make the high-quality Web-hosting services and e-commerce platforms of Verio available to Asian countries, giving Pan-Pacific customers, including ASPs, content providers, and other e-businesses, access to e-business support

     . NTT Communications will be able to provide more value-added services and strengthen its sales and service offerings by utilizing Verio's knowledge in IP network operations, e-business services and highly capable sales force. The combined company will have a comprehensive array of distribution channels, including a global network of resellers, to provide customers with ready access to its offerings

Each of the two companies contributes unique strengths and resources to the combination.

NTT Communications provides an array of IP network and data center expertise, especially with multinational corporations, as well as long-distance and international telecommunications services reaching over 200 countries worldwide. Increasingly, the company is focusing on its IP-related offerings, having already established an IP network in Japan and throughout Asia. Through its OCN brand, NTT Communications is already one of the largest ISPs in Japan. And through NTT Communications' Arcstar services, the company provides managed data, multimedia and Internet services to many of the world's largest multinational companies.

With more than 400,000 hosted Web sites, Verio is the world's largest Web hosting company, providing an e-commerce platform for online businesses and data center operations for large-
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scale Web hosting services.

Verio's comprehensive services include:

     . Customer Web site hosting on shared or dedicated servers, or co-location of customers' own hardware at Verio data centers

     . Application hosting services that make business-focused software and database applications available to customers via the Internet

     . E-commerce platforms and services in a variety of configurations, from entry-level storefronts to sophisticated solutions for online merchants requiring highly secure, real-time payment settlement

     . Internet connectivity services including dedicated access, DSL access, and dial-up access

     . Domain name registration for customers seeking to establish a Web address

     . Virtual private networks, and managed security services to enable dedicated, secure transmission of private traffic

NTT Communications believes that Verio's management and its dedicated team of 2,000 employees are important assets. No change in Verio's management personnel is anticipated, and the Verio brand name is expected to be retained.

Under the terms of the offer, the price to be paid for each share of common stock purchased pursuant to the offer is $60.00, the price to be paid for each share of preferred stock purchased pursuant to the offer is $62.41725, and the price to be paid for each warrant purchased pursuant to the offer is $60.00 less the applicable exercise price. The shares of common stock accepted for purchase pursuant to the offer, combined with the shares of common stock already owned by NTT Communications, gives NTT Communications ownership of approximately 95.6% of the outstanding shares of Verio common stock. It is expected that an NTT Communications subsidiary will be merged into Verio with each share of Verio common stock and preferred stock not purchased pursuant to the offer being converted into the right to receive cash, as provided in the merger agreement entered into by NTT Communications and Verio. The merger is expected to close by the end of September 2000.


About Verio Inc.

Verio Inc. is the world's largest Web hosting company and a leading provider of comprehensive e-business solutions, with an emphasis on serving the small and mid-sized
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business market. The company offers customers a broad range of Internet solutions, including high-speed access, Web hosting, e-commerce, virtual private networks and other enhanced services. Verio supports its operations with highly reliable and scalable national infrastructure and systems including a Tier 1 national network. Verio delivers locally based sales and engineering support in top U.S. markets under the Verio brand name and provides Web-hosting services to customers in more than 170 countries.

For more information on Verio, visit the company's Web site at www.Verio.com. Verio is headquartered in Englewood, Colorado.

About NTT Communications Corporation

NTT Communications Corporation, a subsidiary of NTT (NYSE:NTT), provides long-distance and international telecommunications reaching over 200 countries worldwide. Headquartered in Tokyo, NTT Communications' Arcstar services operate in about fifty countries and have significant presence in Asia Pacific, North America and Europe. Arcstar global services provide managed data, multimedia and Internet services to some of the largest companies in the world. NTT Communications' investment in its Managed Services, IP Infrastructure and Internet Portal will meet the growing demand for electronic commerce based services from its business customers and home users. NTT Communications with the OCN brand is already one of the largest ISPs in Japan.

For more information about NTT Communications, visit the company's Web site at www.ntt.com/index-e.html.
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